March 19, 2013

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	ING U.S., Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 23, 2013
File No. 333-184847

Dear Mr. Riedler:

This letter responds to the comments set forth in the letter, dated February 6, 2013, to Bridget M. Healy, Executive Vice President and Chief Legal Officer of ING U.S., Inc. (the “Company” or “we”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced amendment to registration statement (“Amendment No. 1”) on Form S-1 filed with the Commission on January 23, 2013.

We have addressed the comments in the Staff’s February 6, 2013 letter by reproducing each comment below in bold text and providing the Company’s response immediately following. We have also provided supplemental information as requested or where we believe it is appropriate to the response.

We are delivering with this letter a copy of Amendment No. 2 to the registration statement, filed on the date hereof (the “Amendment No. 2”), which shows the changes we have made in response to the Staff’s comments as well as other revisions. As a result of the revisions to Amendment No. 2, some page references have changed. The page references in the comments refer to page numbers of Amendment No. 1 and the page references in the responses refer to page numbers in Amendment No. 2 unless indicated otherwise. Capitalized terms used herein but not otherwise defined have the meanings assigned to them in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Comment: In various places in your Prospectus Summary, you provide data as of December 31, 2011. In addition, you often provide ranking information without any chronological context. Please refer to this list of examples, which is not intended to be exclusive:

•	Disclosure on pages 1 and 6 indicating that as of December 31, 2011, you had approximately 13 million individual and institutional customers in the United States;

•	Introductory paragraph and the first and second bullet points on page 2 regarding “Retirement Solutions”;

•	Introductory paragraph and all three bullet points on page 3 regarding “Investment Management”;

•	Disclosure on page 3 providing rankings regarding “Insurance Solutions” with no dates specified;

•	All three bullet points on page 6 related to rankings disclosure under “Leadership positions . . .” and

•	Second and third bullet points on page 7 regarding “Renewed Financial Strength.”

Please amend your prospectus to provide chronological context with a date as recent as practicable regarding ranking information, and also supply the most recent disclosure available when you provide information derived from the financial statements.

Response: The requested disclosure has been provided in Amendment No. 2. Please see pages 1-7 of Amendment No. 2.

Management’s Discussion and Analysis of Results of Operations and Financial Condition, page 68

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 82

Interest Credited and Other Benefits to Contract Owners/Policyholders, page 83

2.	Comment: Refer to your response to comment 13. Please explain to us why the larger body of actual experience was previously not available.

Response: Prior to the financial crisis in late-2008 and early-2009, there was limited external industry data and/or Company experience to establish assumptions for variable annuities with more complex guaranteed benefits, and we did not have statistically credible experience regarding how lapses, utilization and annuitization might emerge if policies were significantly “in-the-money.” After the financial crisis, we were able to observe policyholder behavior on significantly “in-the-money” policies. This experience was first assessed to be statistically credible in 2011, and we reflected it in our 2011 experience review.

The 2011 review included experience from 2010 and 2011 and took over six months to complete due to the complexity of the assumptions and data. The assumption changes made in 4Q 2011 represented management’s best estimate of future experience, based on the evidence available at that time.

Results of Operations—Ongoing Business, page 87

3.	Comment: We are still evaluating your response to comment 15 and may have further comment.

Response: We acknowledge the Staff’s comment and understand that no further response is required at this time.

Compensation of Executive Officers and Directors, page 263

2012 Compensation, page 265

Annual Cash and Deferred Equity-Based Incentive Compensation, page 265

4.	Comment: Please refer to your response to Comment 25. It does not appear that you added disclosure that was responsive to our comment. Please expand your discussion of annual cash and deferred equity-based incentive compensation to address the intended relationship between the level of achievement of corporate, business unit, and individual performance, and the amount of cash incentive bonus to be awarded. Your current cross- reference to CRD III addresses the intended relationship between variable- and fixed-pay. In our comment, we seek disclosure related only to variable pay.

Response: The requested disclosure has been provided in Amendment No. 2. Please see page 261 of Amendment No. 2.

Establishment and Funding of Annual Incentive Compensation Pools, page 266

5.	Comment: Please refer to your response to Comment 24. When the final funding levels of the Annual Incentive Compensation Funding pools have been established, please expand your description of these pools to disclose the material factors you considered when determining the size of each pool, with respect to corporate and business unit performance.

Response: The requested disclosure has been provided in Amendment No. 2. Please see page 260 of Amendment No. 2.

Underwriting, page 311

6.	Comment: Please refer to your response to Comment 28. We continue to believe that ING Group and ING Insurance International BV should be identified as underwriters in this offering. In this case, the interest of the parent, ING Group, and the role of its subsidiary, ING Insurance International BV, suggests that they are statutory underwriters under the Securities Act of 1933. Please revise this section of your registration statement to identify ING Group and ING Insurance International BV as underwriters in this offering. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretations, Question 212.15 (Jan. 26, 2009).

Response: Respectfully, the Company continues to disagree that its relationship to ING Groep N.V. (“Parent”) and ING Insurance International BV (the “Selling Stockholder”) is such that either Parent or the Selling Stockholder would be an “underwriter” for purposes of this offering.

Section 2(a)(11) of the Securities Act of 1933 (the “Act”) defines an “underwriter” as being, in relevant part, “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security”. In the Company’s view, neither the Parent nor the Selling Stockholder should meet such a definition. The Selling Stockholder obtained its entire interest in the Company, including all shares of stock that it is selling in the offering, in 1999 and has not obtained any additional Company securities since that time. The Parent’s sole interest in the Company is held indirectly, through the Selling Stockholder. The Selling Stockholder received its interest in the Company in connection with the Company’s founding as an operating subsidiary of the Parent’s business, and the Parent and Selling Stockholder have each conducted the Company’s business as a consolidated operating subsidiary since that time.

In the Company’s view, the foregoing facts establish that the Selling Stockholder and the Parent acquired their interest in the Company with investment intent, and not with a view to the distribution of any security. Throughout the entire period of ownership, the Selling Stockholder and the Parent (the latter through its indirect 100% ownership of the Selling Stockholder) have borne the entirety of the economic risks and benefits of owning the Company’s common stock. Furthermore, as discussed in the Registration Statement, the sale of Company stock by the Selling Stockholder has been prompted primarily by divestment requirements imposed on Parent by the European Commission in 2009, rather than by a desire to realize any investment gain or loss. Accordingly, neither the Selling Stockholder nor the Parent acquired any interest in the Company with a view to distribution; rather, the principal motive for selling of interest is a regulatory mandate that arose ten years after that interest was acquired.

The Company is aware that the Staff has in other cases expressed a view that, where a putative secondary offering is large relative to the amount of shares held by non-affiliates, the offering may be considered an “indirect primary offering”, which, although described as a secondary offering, is in fact a primary offering being made by or on behalf of the issuer. In the Staff’s comments in such cases, the selling shareholders are sometimes referred to as “underwriters”, presumably because (with reference back to Section 2(a)(11) of the Act), they are “offer[ing] and sell[ing]…for an issuer”.

The Staff has often raised this view in response to the attempted registration of secondary offerings being sold “at the market” in purported reliance on Rule 415, in circumstances where the issuer would be unable to use Rule 415 to register such sales if they were made on a primary basis. By characterizing the selling securityholder as an “underwriter” in such cases, the benefits of Rule 415 are denied to issuers who would not qualify for Rule 415 for a primary offering, usually because they are ineligible to use Form S-3. This characterization, in turn, preserves Rule 415 for use only in “true” secondary sales, and not where a selling securityholder is attempting to gain the benefit of the rule despite having a significant “identity of interest” with the issuer (to use the phrase adopted by the Staff in C&DI 212.15, which the Staff has referred to in its comment). The Company notes that C&DI 212.15 addresses Rule 415 and Form S-3 eligibility, and that the Company is not relying on Rule 415 (or Form S-3) to conduct any aspect of the offering, including any sales by the Selling Stockholder. As a result, characterizing sales as “primary” or “secondary” would not affect the eligibility of this offering to be registered, or the manner in which registration is achieved.

The Company also notes that, when the Staff has raised concerns about “indirect primary offerings” being incorrectly characterized as secondary sales, it has often done so in reaction to facts that indicate that a putative secondary sale may involve securities for which the selling securityholder is simply acting as a conduit between the issuer and the public trading markets. This might include, for example, large PIPEs transactions or issuances in connection with acquisition activities, where securities are issued on a private placement basis and later registered for secondary resale. In the Company’s view, however, none of the Act, the rules thereunder or the Staff’s positions to date suggest that a parent can never offer securities on a secondary basis, or that the parent of an issuer will always be an “underwriter” in an offering in which it is a seller of the issuer’s securities. The Company notes that the definition of “underwriter” in the Act in fact deems persons controlling an issuer to themselves be “issuers”, thereby causing a purchaser acquiring securities from such persons (if in a distribution) to be an underwriter. This statutory provision makes no suggestion that the controlling person is itself necessarily an underwriter.

The Company has looked to the Staff’s own guidance in C&DI 612.09, which describes a facts and circumstances analysis based on six factors. These factors, which the Company previously addressed in the response letter it filed with Amendment No. 1, include (i) the length of time that the selling securityholders have held the securities being sold, (ii) the circumstances under which the selling securityholders received such securities, (iii) the relationship between the selling securityholders and the issuer, (iv) the amount of securities being sold, (v) whether the selling securityholders are in the business of underwriting securities, and (vi) whether under all the circumstances it appears that the seller securityholders are acting as a conduit for the issuer. Rather than repeat the analysis of each of these factors that was contained in its earlier response letter, the Company instead simply notes that, as mentioned above:

•

the Selling Stockholder has held the stock being sold in the offering for more than 13 years (during which time the Parent’s sole interest in the stock has been through its indirect ownership of the Selling Stockholder), and for this entire period the Selling Stockholder and the Parent have been subject to the economic risks and benefits of ownership;

•

the Selling Stockholder and Parent acquired the stock as a consequence of founding the Company, and not in connection with any financing activity by the Company (other than customary equity capitalization);

•	the Company’s business has, since the Company’s founding, been operated as a consolidated subsidiary of Parent; and

•	the Parent and the Selling Stockholder are motivated to sell primarily by a regulatory mandate, rather than due to a desire to realize investment gain or loss.

The Company respectfully submits that, on the basis of the Act and the Staff’s guidance on this issue, neither Parent nor the Selling Stockholder is a statutory “underwriter” in this offering.

Consolidated Financial Statements

Consolidated Financial Statements for the Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

3. Investments (excluding Consolidated Investment Entities), page F-39

7.	Comment: Please revise your disclosure proposed in response to comment 32 to include information on the loan-to-value ratios or debt service coverage ratios inherent in your RMBS and other asset-backed securities portfolios. In addition, please quantify the level of remaining credit protection offered by the underlying trusts.

Response: The requested disclosure has been provided in Amendment No. 2. We revised the disclosure to include tables which demonstrate the loan-to-value ratio and remaining credit enhancement as well as the associated amortized cost and unrealized capital loss for our Residential mortgage-backed and Other asset-backed securities as of December 31, 2012 and 2011. The tables are located in Note 2, Investments (excluding Consolidated Investment Entities) on pages F-41 and F-42 of Amendment No. 2.

13. Income Taxes

Temporary Differences, page F-85

8.	Comment: Please clarify your response to comment 36 by explaining to us why you indicate that there was a “change in judgment regarding the ability to realize deferred tax assets in future years” due to “increasing negative evidence” during 2011 and 2010, when losses were incurred prior to 2010 and income was earned during 2011 and 2010. In addition, please tell us whether the income earned through September 30, 2012 when coupled with the income earned in 2010 and 2012 is indicative of evidence supporting the reversal of at least some portion of your valuation allowances and why.

Response: During 2008 and 2009, the Company incurred losses. Because of the negative evidence of these losses, in 2008 we established valuation allowances on deferred tax assets that were created by net operating losses, non-life capital losses and deductible temporary differences. The valuation allowance on deferred tax assets was increased in 2009. At the end of 2008 and 2009, we still relied on our projections of taxable income to support a portion of the deferred tax assets.

At the end of 2009, we considered the cumulative losses in our assessment of the relative positive and negative evidence as it related to recognition of deferred tax assets. Based on this assessment, we had established a valuation allowance of $2,691.5 million against a deferred tax asset balance of $4,315.5 million (a deferred tax balance of $1,624.0 million net of the valuation allowance). The deferred tax assets recognized were supported using sources of income from deferred tax liability reversals, tax planning strategies and projections of future taxable income.

During 2010 and 2011, we earned income before income taxes of $48.1 million and $86.9 million, respectively (after reducing for the income (loss) before income taxes from noncontrolling interests of $(10.3) million and $190.9 million in 2010 and 2011, respectively). Because of the relatively low level of income before income taxes and the level of income was lower than our projections, we reduced our reliance on projections of taxable income as of year-end 2010 and, after an assessment in 2011, did not rely on projections of taxable income to support deferred tax assets as of year-end 2011. In both years, we increased the valuation allowance related to continuing operations, with a corresponding charge to income tax expense.

Therefore, from 2009 through 2011, with large losses and modest profits, we believed that we had increasing negative evidence each year when supporting deferred tax assets by relying on projections of taxable income. Accordingly, we increased our valuation allowance related to continuing operations in each year.

During 2012, the Company generated significant income before income taxes as compared to 2009, 2010 and 2011. We considered this income, when coupled with the modest income earned in 2010 and 2011, as an indication of evidence to reverse a portion of the valuation allowance. Consequently, during the first three quarters of 2012, we reversed a portion of the valuation allowance and recognized deferred tax assets to the extent of income before income taxes. However, we are still placing limited reliance on future income projections to support deferred tax assets as management continues to monitor the Company’s return to profitability.

15. Share-based Compensation

Long-term Equity Ownership Plan, page F-99

9.	Comment: Please address the following comments related to your response to comment 37:

•

Please explain to us why the participant has a right to receive shares under a net share settlement process as compared to the right to receive cash equal to the closing price of your stock times the number of vested shares under the broker-assisted cashless exercise process. In this regard, it appears that the share settlement option contemplates settling net for any exercise proceeds while the broker-assisted cashless exercise process does not consider any exercise proceeds. Please clarify whether the broker-assisted cashless exercise process is utilized only for performance share awards that have no exercise price associated with them.

•

Please explain to us why the participant has a right to receive cash equal to the closing price on the vesting date when it appears that the broker may not be able to sell those shares at the closing price. Explain to us who takes the risk that the ultimate sale of the underlying award shares on the open market by the broker may be for a price other than your closing stock price. If you bear this risk, please explain to us why the awards subject to this optional settlement are not liability classified.

Response: When we utilized the phrase “net share settlement” in describing the settlement process of the Long-term Equity Ownership Plan (“leo”) in our response on January 23, 2013 to Question 37 and in the related disclosure revision that we had proposed, we meant that participants have the option to request the broker sell the vested shares and receive the cash proceeds from the sale of those shares. Further, we should also clarify that it is only the leo options, not the performance shares, which are settled under a broker-assisted cashless exercise process.

Therefore, to eliminate confusion, we have revised the disclosure included in Amendment No. 2 in Note 14, Share-based Compensation on pages F-102 through F-104 of Amendment No. 2 to remove reference to the settlement process and clarify this matter.

We continue to believe that the awards issued under the leo plan meet the requirements in Accounting Standard Codification 718, Share-based compensation (“ASC 718”) for classification as equity awards. Therefore, to provide you with further insight into our conclusion regarding equity classification for these awards, we are providing additional details of the settlement process for both the performance shares and the options. As described below, the employee, not the Company, bears the risk that the ultimate sale of the underlying award shares on the open market by the broker may be for a price other than Parent’s closing stock price on the vesting date.

Performance Shares

The participant is given three options for settlement of Performance shares upon the award vesting:

1.	Receipt and immediate sale of all shares: Upon receipt of the vested shares, participants who have decided to sell their vested Performance Shares for cash elect this option. If a participant fails to make a timely election concerning how they want the vested Performance Shares distributed, the award will be treated as if the participant had elected to “Sell all shares”.

2.	Retain all shares: Participants who have decided to receive all of their vested Performance Shares (distributed in ING Groep N.V. (“ING”) American Depositary Receipts “ADRs”) elect this option.

3.	Sell some vested Performance shares and retain the remainder.

The broker sells the shares on the open market on the vesting date if option 1 or 3 noted above is elected by the participant. For shares that are retained, the broker transfers the shares to the participant.

Options

Options give the participant the future right to purchase ING shares at the price that is equal to the fair market value of ING stock (“strike price”) on the date that the option was granted (“grant date”). Generally, the exercise period extends for seven years from the date of vesting.

Participants can elect two methods of settlement of the shares received upon exercise of vested options:

1.	The participant authorizes the exercise of the options and the immediate sale of shares by the broker on the day of vesting. The participants receive cash in the amount of the difference between the price of ING shares on the date of exercise of the vested options and the “strike price”, less minimum tax withholdings.

2.	The participant authorizes the exercise of vested options and retains the shares received upon exercise of the options.

Condensed Consolidated Financial Statements (unaudited) for the Nine Months Ended

September 30, 2012

Notes to Condensed Consolidated Financial Statements (unaudited)

4. Fair Value Measurements (excluding Consolidated Investment Entities)

Level 3 Financial Instruments

Significant Unobservable Inputs, page F-178

10.	Comment: Please revise the disclosure you provided in response to comment 41 to include the following:

•

Under your explanation of the utilization assumption, separately quantify the inputs for the separate age group, in/out of money group, and for those contracts that have or have versus have not accumulated their maximum benefit amount. In addition, quantify the percentage of contracts that are included in each group.

•

Under your explanation for the lapse rate, separately quantify the inputs for those contracts during the contractual surrender charge period and after the contractual surrender charge period. In addition, quantify the percentage of contracts that are included in each group.

•

Under your explanation of the lapse and policy holder deposit assumptions, describe the different nature of the agreement and show how the assumptions vary. In addition, quantify the percentage of contracts that are included in each group.

•	Describe your review and validation process of broker quotes and prices obtained from pricing services.

Response: The disclosure requested in the first three bullets of the comment above has been provided in Amendment No. 2 in Note 4, Fair Value Measurement (excluding Consolidated Investment Entities) on pages F-69 through F-72 of Amendment No. 2.

With respect to the fourth bullet in the comment above, please note that the review and validation process of broker quotes and prices obtained from pricing services is described in Note 4, Fair Value Measurements (excluding Consolidated Investment Entities) on page F-62 of Amendment No. 2. The narrative is as follows:

“Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.”

The specific review and validation processes applied to broker quotes are the valuation committee period to period price variance review and the back testing of broker quotes to recent trade prices. We have added this to the Significant Unobservable Inputs section of this Note on page F-68 of Amendment No. 2.

Please contact me at 212-309-8200 if you wish to discuss our responses to the comment letter.

Sincerely,

/S/ BRIDGET M. HEALY
Bridget M. Healy Executive Vice President and Chief Legal Officer